         THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS [39]



                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                           For the month of May 2001


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X     Form 40-F ___
                                    ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes   ____    No   X
                                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2001

     On May 17, 2001, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan information as to the registrant's financial condition and results of operations at and for the fiscal year ended March 31, 2001. Attached hereto is a copy of a press release dated May 17, 2001 pertaining to such financial condition and results of operations, as well as forecasts for the registrant's operations for the fiscal year ending March 31, 2002. The financial information included in the press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information to be included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2001, which information will be prepared on the basis of accounting principles generally accepted in the United States.

     The earning projections for the fiscal year ending March 31, 2002 included in the attachment contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

     The registrant's earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

     No assurance can be given that the registrant's actual results will not vary significantly from the projected earnings.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NIPPON TELEGRAPH AND TELEPHONE
                                     CORPORATION



                                   By  /s/    Hiroo Inoue
                                       ---------------------
                                       Name:  Hiroo Inoue
                                       Title: Senior Manager
                                              Department IV


Date:  May 17, 2001

                                                                    MAY 17, 2001

FOR IMMEDIATE RELEASE


                        NTT Announces Financial Results
                     for Fiscal Year Ended March 31, 2001


1.   STATUS OF THE NTT CORPORTE GROUP

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group) cover regional, long-distance, and international communications services, mobile communication services, and data communication services.

The business results of consolidated subsidiaries and their respective positions in the NTT Group are as follows:

NTT DoCoMo, Inc. and NTT DATA Corporation, two consolidated subsidiaries, are listed on the First Section of the Tokyo Stock Exchange.

(1)  Regional Communications Businesses
     ----------------------------------

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

(Consolidated Subsidiaries)
Nippon Telegraph and Telephone East Corporation (NTT East), Nippon Telegraph and Telephone West Corporation (NTT West).

(2)  Long-Distance and International Communications Businesses
     ---------------------------------------------------------

The principal elements in this business are inter-prefectural communications services, international communications services, and ancillary services pertaining to international communications services.

(Consolidated Subsidiaries)
NTT Communications Corporation, NTT America, Inc., NTT Rocky, Inc., NTTA&T Investment, Inc., ntta.com, inc., TELETECHNO, Inc., Milletechno, Inc., NTTA&A Investment, Inc., NTT MULTIMEDIA COMMUNICATIONS LABORATORIES, Inc., Autoweb Communications, Inc., NTT AUSTRALIA PTY. Ltd., NTT Worldwide Telecommunications Corporation, NTT EUROPE

LTD., NTT MSC SDN. BHD., NTT SINGAPORE PTE. LTD., NTT (HONG KONG) LIMITED, NTT Taiwan Ltd., NTT Korea Co., Ltd., NTT Comunicacoes do Brazil Participacoes Ltda., NTT do Brazil Telecomunicacoes Ltda.

(3)  Mobile Communications Businesses
     --------------------------------

The principal elements in this business are mobile telephone services, car telephone services, PHS services, quick-cast businesses (formerly, pager services), and related ancillary services.

(Consolidated Subsidiaries)
NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc.

(4)  Data Communication Businesses
     -----------------------------

The principal elements in this business are systems integration services and network system services.

(Consolidated Subsidiary)
NTT DATA Corporation


(5)  Other Businesses
     ----------------

Nippon Telegraph and Telephone Corporation

(Consolidated Subsidiaries)
 .  Other Affiliates of the Holding Company
NTT Power and Building Facilities Inc., NTT Urban Development Co., NTT Comware Corporation, NTT Leasing Co., Ltd., NTT Auto Leasing Co., Ltd., NTT Finance Japan Co., Ltd., NTT Software Corporation, NTT Electronics Corporation, NTT Advanced Technology Corporation, NTT IT Corporation.

(Note) NTT IT Corporation changed its name from NTT Intelligent Technology Co., Ltd. on July 1, 2000. NTT Comware Corporation changed its name from NTT Communicationware Corporation on November 1, 2000.

 .  Regional Communications Businesses Support Group
NTT-ME Hokkaido Co., Ltd., NTT-ME Tohoku Co., Ltd., NTT-ME Corporation, NTT-ME Tokai Co., Ltd., NTT-ME Hokuriku Co., Ltd., NTT-ME Kansai Co., Ltd., NTT-ME Chugoku Co., Ltd., NTT-ME Shikoku Co., Ltd., NTT-ME Kyushu Co., Ltd., NTT-Do Inc., NTT Directory Services Co., NTT Teleca Corporation.

 .  Long-Distance and International Businesses Support Group
Verio Inc., NTT World Engineering Marine Corporation, and other 9 companies.

Group organizational chart appears on the following page.

                                               ORGANIZATIONAL CHART OF THE NTT GROUP
------------------------------------------------------------------------------------------------------------------------------------
                                                             Customers
------------------------------------------------------------------------------------------------------------------------------------
  -------------------------------------        ----------------------------------         ----------------------------------
   Regional Communications Businesses            Long-Distance and International            Mobile Communications Businesses
    * NTT East                                   Communications Businesses                   * NTT DoCoMo
    * NTT West                                    * NTT Communications                       * 8 regional DoCoMo companies
                                                  * 19 international companies
  -------------------------------------        ----------------------------------         ----------------------------------

---------------------------------------------------------------------------------------------------------------------------------
  Other Businesses

  Regional Communications Support               Long-Distance and International             Mobile Communications Support Group
  Group                                         Communications Support Group
  .  Engineering Businesses                     .  Internet Related Businesses              .  Engineering Businesses
  *  NTT-ME                                        NTTPC Communications                        DoCoMo Engineering
  * 8 regional NTT-ME companies                    NTT Satellite Communications                DoCoMo Mobile
    Others                                         Others                                      DoCoMo Systems
  .  Telephone Directory Businesses             .  Others                                      Others
  *  NTT Directory Services                     *  Verio Inc.                               .  Others
     NTT Business Information Service           *  NTT World Engineering Marine                DoCoMo Service
     Others                                        Others                                      DoCoMo Support
  .  Telemarketing Businesses                                                                  DoCoMo Sentsu
     NTT Solco                                                                                 Others
     NTT Dynamic Telema                        ----------------------------------         ---------------------------------------
     Others
  .  Internet Related Businesses
     Plala Networks and others
  .  Others
  *  NTT Teleca and others
----------------------------------------

                                                  Nippon Telegraph and Telephone Corporation
                                                ---------------------------------------------
                                                            * Consolidated subsidiaries
                                                ---------------------------------------------


-------------------------------------------------------------------------------
                   ORGANIZATIONAL CHART OF THE NTT GROUP
-------------------------------------------------------------------------------
                                   Customers
-------------------------------------------------------------------------------
-------------------------------------     -------------------------------------
  Data Communication Businesses             Other Affiliates of the Holding
   *  NTT Data                              Company
                                            .  Engineering Businesses
                                            *  NTT Power and Building Facilities
                                               Others
                                            .  Real Estate businesses
                                            *  NTT Urban Development
                                               Others
                                            .  SI and Information Processing
  Data Communications Support Group            Businesses
  .  SE Services                            *  NTT Comware
     NTT System Technologies                   Nippon Information and
     NTT System Service                         Communication
     Others                                    Others
  .  Network Services                       .  Financing Businesses
     NTT Data Financial                     *  NTT Leasing
     Dream Net                              *  NTT Auto Leasing
     Others                                    Others
  .  Others                                 .  Advanced Technologies
     NTT DATA Tokyo SMS                        Development Businesses
     NTT DATA Customer Service              *  NTT Electronics
     Others                                 *  NTT Software
-------------------------------------          Others
                                            .  Others
                                               NTT Advertising
                                               NTT Business Associe
                                               Others
                                          -------------------------------------

                  Nippon Telegraph and Telephone Corporation
                  ------------------------------------------
                         * Consolidated Subsidiaries
                  ------------------------------------------

2. BUSINESS OPERATION POLICY

(1)  Basic Business Operation Policy

In an environment of dramatic changes in market structure, Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group or Group) are actively engaged in the reform of Group business structure. Specific initiatives include:
(1) positive contribution to the realization of the IT Revolution through such means as active development of fiber-optic services, lowering of charges, and commitment to the development of demand for broadband contents applications; (2) full-fledged development of international operations, centered on mobile communication businesses, and IP network and platform businesses; (3) Group-wide effort to radically reform the cost structures of Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West) which face very difficult financial conditions; and (4) full utilization of the advantages of the holding company system to achieve the above objectives.

(2)  Basic Principle Concerning Profit Allocation

NTT believes it is very important for it to reinforce its financial standing and to serve the best interests of its shareholders over the long run. As such, NTT has adopted as its basic principle the payment of appropriate dividends while acting to secure necessary levels of internal reserves.

Such internal reserves will be utilized to reinforce NTT's financial standing.

(3)  Allocation of Funds Raised through Issue of New Shares

NTT undertook an issue of new shares (total value of issue: (Yen)284.7 billion) with a pay-in deadline of November 9, 2000. As previously planned, the funds raised have been allocated to an investment in NTT Communications Corporation (NTT Communications). Some of these funds were used by NTT Communications in its acquisition of Verio Inc. of the U.S.



3.  BUSINESS RESULTS

(1)  Results for the Fiscal Year Ending March 31, 2001

During the fiscal year ended March 31, 2001, the Japanese economy was once again unable to extricate itself from the prevailing severe conditions. While personal consumption generally remained flat, the corporate sector continued to advance toward sustained recovery. However, production declined when exports suffered a setback in response to the slowdown in the U.S. economy toward the end of the period.

Rapid changes were observed in the telecommunications markets as a result of emergent demand for higher-speed and higher-volume broadband communications following on the continued development of information technologies (IT). In the growing Internet-access market, various new market participants launched ADSL and fiber-optic access services. As a consequence, the broadband communications segment has become increasingly competitive. In the mobile communications segment, mobile multimedia services provided the impetus of further market expansion. On the other hand, the market for conventional fixed-line telephone services remained flat, while competition intensified for signing up customers ahead of the introduction of the carrier selection services named "MYLINE" in May 2001. Further advances were made in the globalization of information and communications markets as foreign companies raised the level of their equity participation in Japanese enterprises, and cross-border integration of telecommunication enterprises continued.

Amid this business environment, NTT Group companies committed themselves to the objectives of the NTT Group Three-Year Business Plan (fiscal years 2000-2002) formulated by NTT to set the future direction of the Group's businesses. In accordance to the Plan, NTT Group companies responded to the spread of broadband technologies through experimental programs for fiber-optic based Internet-access services and other initiatives, and aggressively implemented strategic international investments to set the stage for the global expansion of its IP services and mobile multimedia services. Furthermore, NTT implemented significant reductions in charges in order to cope with dramatic market changes.

Consequently, NTT's consolidated business results for the fiscal year ending March 31, 2001 were as follows. Consolidated operating revenue amounted to 11,141 billion yen (9.5% increase from the previous year), consolidated recurring profit amounted to 726 billion yen (12.0% increase from the previous year), and consolidated net profit reached 464 billion yen (increase 531 billion yen from the previous year).

Regarding cash flow during the fiscal year ended March 31, 2001, NTT obtained from its operating activities cash in the amount of 3,070 billion yen. A total of 5,188 billion yen was spent on investment activities, while the amount of 1,807 billion yen was obtained from financing activities. As a result, NTT had cash and cash equivalents in the amount of 877 billion yen at the end of the period.

In accordance with the basic profit-allocation principle outlined above, NTT will be distributing a cash dividend of 2,500 yen per share of common stock at the end of the fiscal year ended March 31, 2001. With the addition of interim payments previously made, this will bring the total of dividends paid to 5,000 yen per share for the entire period.

The business results of the principal member companies of the NTT Group during the fiscal year ended March 31, 2001 are as follows:

- Nippon Telegraph and Telephone Corporation (Holding Company)

NTT functions as a pure holding company in the NTT Group and is charged with promoting the development of the businesses of the NTT Group by overseeing and coordinating the activities of the NTT Group and determining Group-wide strategies and re-allocation of management resources. In addition, NTT is responsible for promoting basic research and development in the NTT Group and the utilization of the results of such research and development.

In the regular general shareholders' meetings of the NTT Group companies held during the fiscal year 2000, NTT exercised its rights as shareholder by voting in support of the profit-allocation and other proposals of the individual companies which it judged to be appropriate in view of the business results of these companies during the previous year. Consequently, NTT received a total of 72 billion yen in dividends (423.0% increase from the previous year).

NTT formulated the NTT Group Three-Year Business Plan (fiscal years 2000-2002) in order to determine the future directions of the Group's businesses and to integrate the initiatives of the NTT Group companies. NTT has provided necessary coordination and support to ensure the smooth implementation of the Mid-term Restructuring Plan (announced in November 1999) drafted by NTT East and NTT West. Furthermore, NTT has provided advisory and intermediary services to the NTT Group companies in such areas as the development of international services, the development of new businesses, the expansion of fiber-optic services, and training and education of human resources to serve as a strategic core for the Group. During the fiscal year ended March 31, 2001, NTT received a total amount of 24.9 billion yen (21.4% increase from the previous year) in payment for these services.

NTT vigorously promoted research and development for the realization of a "secure," "safe," "convenient," and "enjoyable" information distribution society. It also pursued research and development activities in the area of basic technologies which will underpin future information and telecommunication systems. During the fiscal year ended March 31, 2001, NTT received a total amount of 210 billion yen (14.1% increase from the previous year) in payment for basic research and development activities.

As a result, NTT's operating revenue amounted to 322 billion yen (81.0% decrease from the previous year), and recurring profit was 83 billion yen (28.6% decrease from the previous year). NTT registered a net profit of 161 billion yen (66.1% increase from the previous year). This includes the special profit of 148 billion yen realized through the sale of the shares of Photonic Integration Research, Inc., an NTT affiliate in the U.S.

- Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation

NTT East and NTT West are responsible for intra-prefectural communication services. Competition in the intra-prefectural communication markets has been intensified with the introduction of MYLINE services which have encouraged the entry of new enterprises in relay businesses in local telephone markets. Competition with enterprises offering CATV, ADSL, and fiber-optic based Internet-access services has also intensified.

In response to these developments, the regional operating companies have endeavored to improve their competitive position through the expansion of flat-rate Internet-access services, the reduction and discounting of service charges, and improvement of overall operational efficiency.

With regard to the expansion of flat-rate Internet-access services, in addition to promoting FLET'S ISDN, an ISDN-based access service, the regional operating companies have introduced the ADSL-technology based FLET'S ADSL. Furthermore, in a bid to introduce higher speed and more enjoyable broadband links, the regional operating companies have launched Fiber-Optic IP Connection Service (temporary name) on an experimental basis. The new system utilizes fiber-optic Internet-access lines.

A wide range of discounted services have been initiated in response to the heightened level of competition in intra-prefectural telephone markets in preparation for the introduction of the MYLINE system. Further, a decision has been made to reduce local telephone charges beginning in May 2001. (During the fiscal year ended March 31, 2001, NTT East implemented the initial portion of a series of staged reductions.) Pursuant to the May 2000 revision of the Telecommunications Business Law (effective November 2000), interconnection charges were significantly reduced with the introduction of the long-run incremental cost (LRIC) methodology for computing interconnection charges.

To improve operational efficiency, NTT East and NTT West have undertaken to reduce personnel and facilities as well as to integrate or close business offices in line with the Mid-term Restructuring Plan. Furthermore, in view of the very difficult business environment brought on by intensified competition, calls have been made for voluntary early retirement of employees at these companies.

As a result of these activities, NTT East registered operating revenues of 2,794 billion yen (29.7% increase from the previous year) for the fiscal year ended March 31, 2001, while NTT West reported operating revenues of 2,639 billion yen (27.4% increase from the previous year).

- NTT Communications Corporation

NTT Communications operates mainly in the fields of inter-prefectural and international communication services. Competition in the inter-prefectural and international communication markets is also becoming increasingly intensified as a result of a series of major mergers and alliances in response to the increasing globalization of competition. Competition has been further intensified by such developments as the emergence of enterprises using IP technologies to offer flat-rate nationwide telephone services.

Against this background, NTT Communications is endeavoring to promote its IP services on a global scale, while also working to bolster its competitive position in the field of telephone services.

In the area of IP services, NTT Communications is endeavoring to improve customer convenience by diversifying its roster of OCN services in response to ADSL technologies and customer needs for continuous Internet linkage. Under the Arcstar brand, the company is expanding its scope of global services for corporate clients, including dedicated virtual IP networks and data centers. It is also providing various platform services constituting the backbone for electronic transaction systems.

In order to expand its global IP services, the company has acquired Verio Inc., a U.S. Internet solutions provider.

In the area of telephone services, NTT Communications has reduced its inter-prefectural and international telephone charges and has expanded its range of discounted services to include the "callage service" system offering various advantages to users based on amount of use. In order to effectively respond to strong corporate customer demand for integrated services covering the full range of local to international services and to bolster its competitive position following the introduction of the MYLINE system, NTT Communications will commence intra-prefectural telephone services in certain regions beginning in May 2001.

As a result of these activities, NTT Communications Corporation registered operating revenues of 1,355 billion yen (26.1% increase from the previous year) for the fiscal year ended March 31, 2001.

- NTT DATA Corporation

The principal businesses of NTT DATA Corporation (NTT Data) consist of systems integration and network system services.

During the fiscal year ended March 31, 2001, NTT DATA continued to provide reliable services for large-scale systems and worked toward upgrading existing systems. It also took active measures to solicit orders for its outsourcing business.

Other initiatives promoted by NTT DATA include the IT Business Partner program for the creation of new businesses through business alliances and joint investments made with customers, and the Service Provider business designed to provide settlement services and various other basic services for the proper functioning of the information-network society.

As a result of these activities, NTT DATA registered operating revenues of 786 billion yen (9.8% increase from the previous year) for the fiscal year ended March 31, 2001.

- NTT DoCoMo Inc.

The principal businesses of NTT DoCoMo Inc. (NTT DoCoMo) consist of cellular telephone services, PHS services, and quick-cast businesses (formerly, pager services).

During the fiscal year ended March 31, 2001, demand for mobile Internet-access services, as represented by i-mode, continued to increase. NTT DoCoMo engaged in various initiatives to promote the further expansion and widespread use of mobile multimedia services. Several new products were introduced, including i-appli compatible cellular phones, while charges were reduced to promote greater use. Regarding third-generation mobile communication systems (IMT-2000), the company is preparing for the launch of services by conducting necessary testing and creating the network infrastructure.

For the global deployment of IMT-2000 and mobile multimedia services, NTT DoCoMo has made capital investments in AT&T Wireless, the mobile phone division of AT&T in the U.S., as well as in various mobile phone enterprises in Europe and Asia.

As a result of these activities, NTT DoCoMo and its eight regional operating companies registered operating revenues totaling 4,923 billion yen (25.4% increase from the previous year) for the fiscal year ended March 31, 2001.

(2)  Projections for Fiscal Year Ending March 31, 2002

The outlook for the Japanese economy is clouded by various concerns originating in the downturn of the global economy and signs of a slowdown in domestic plant and equipment investment. While monetary, fiscal, and other economic policies can be expected to make a positive contribution to the economy, the overall picture does not allow for optimism.

In the information communication field, the explosive growth in Internet use from both wired and mobile sources is continuing. In particular, the combination of demand for high-speed and high-quality broadband and the corresponding development of a wide range of services can be expected to yield rapid expansion in this field. It is anticipated that this will generate greater competition in all areas such as broadband-access and network services, platform businesses including electronic settlement, and contents businesses including video distribution. These developments will also accelerate the trend toward the formation of corporate alliances on a global scale.

NTT Group Three-Year Business Plan (fiscal years 2001 - 2003) was formulated to cope effectively with these dramatic changes currently occurring in the market. In accordance with this Plan, the NTT Group is committed to further reducing charges and expanding the range of available services. Likewise, the NTT Group is focusing its energies on the active development of fiber-optic services, the promotion of various IP businesses, and the strengthening of its global competitive position by providing a full range of information distribution services and the realization of high-speed multimedia. Finally, the NTT Group is engaged in sustaining a Group-wide effort to promote the structural reform of NTT East and NTT West through re-allocation of personnel and other means.

Projections for the fiscal year ending March 31, 2002 are as follows. Consolidated operating revenues are projected to reach 12,095 billion yen (6.0% increase from the previous year). Consolidated recurring profit is projected to amount to 765 billion yen (5.4% increase from the previous year), while consolidated net income is expected to reach 128 billion yen (72.4% decrease from the previous year).

For the fiscal year ending March 31, 2002, we expect to offer common dividends of 5,000 yen per share.



For further information, Please contact:

Kenya Nakatsuka, Yo Takahashi
Press Relations
Nippon Telegraph and Telephone Corporation
Telephone:03-5205-5550
E-mail:info@ml.hco.ntt.co.jp

Attachment 1

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                          CONSOLIDATED BALANCE SHEET
                          --------------------------
                   (Based on Japanese Accounting Principles)

                                           March 31, 2000         March 31, 2001
                                          ---------------         --------------
                                              Millions         Millions        Millions
                                               of Yen           of Yen          of US$
                                               ------           ------          ------
ASSETS
------
 FIXED ASSETS                                  14,834,418       17,591,315      143,018
 CURRENT ASSETS                                 3,577,281        3,622,830       29,453

TOTAL ASSETS                                   18,411,700       21,214,146      172,472
                                               ==========       ==========      =======

LIABILITIES
-----------

LONG-TERM LIABILITIES:
  Long-term debt                                4,318,019        4,179,755       33,981
  Liability for employees' severance payments   2,950,326        3,045,456       24,759
  Other                                           584,781          833,117        6,773
 Total long-term liabilities                    7,853,127        8,058,329       65,514
                                               ----------        ---------      -------

CURRENT LIABILITIES:
  Current portion of long-term debt               820,736          812,437        6,605
  Accounts payable, trade                         759,679          874,318        7,108
  Short-term borrowings                           347,290        1,073,434        8,727
  Accrued taxes on income                         346,896          322,423        2,621
  Other                                         1,277,805        1,750,738       14,233
 Total current liabilities                      3,552,407        4,833,353       39,295
                                               ----------       ----------      -------

TOTAL LIABILITIES                              11,405,535       12,891,682      104,810
                                               ----------       ----------      -------

MINORITY INTEREST IN CONSOLIDATED
---------------------------------
SUBSIDIARIES                                      869,548        1,463,307     11,896
------------                                   ----------       ----------    -------

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                    795,600          937,950      7,625
  Additional paid-in capital                    2,530,476        2,672,826     21,730
  Retained earnings                             2,810,591        3,248,388     26,409
  Treasury stock                                      (51)              (9)        (0)

TOTAL SHAREHOLDERS' EQUITY                      6,136,616        6,859,155     55,765
                                               ----------       ----------    -------

TOTAL LIABILITIES,MINORITY INTERST IN
CONSOLIDATED SUBSIDARES AND
SHAREHOLDERS' EQUITY                           18,411,700       21,214,146    172,472
                                               ==========       ==========    =======

Note: Yen amounts have been translated, for convenience only, at (Yen) 123=US$1.00, the approximate exchange rate on March 30, 2001. Fractions are rounded down.

Attachment 2

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                        CONSOLIDATED STATEMENT OF INCOME
                        --------------------------------
                   (Based on Japanese Accounting Principles)

                                        Fiscal Year Ended March 31
                                        --------------------------
                                       2000               2001
                                     --------     --------------------
                                     Millions     Millions    Millions
                                      of Yen       of Yen      of US$
                                     ---------    ---------   --------
OPERATING REVENUES                   10,421,113   11,414,181    92,798

OPERATING EXPENSES                    9,440,810   10,515,838    85,494

OPERATING INCOME                        980,303      898,343     7,303

NON-OPERATING REVENUES                   71,981      104,010       845

NON-OPERATING EXPENSES                  227,247      276,312     2,246

RECURRING PROFIT                        825,036      726,041     5,902

EXTRAORDINARY PROFIT                     86,086      684,472     5,564

EXTRAORDINARY LOSS                      820,045      241,270     1,961

INCOME BEFORE TAXES                      91,077    1,169,243     9,506

CORPORATION, INHABITANT
AND ENTERPRISE TAXES                     64,729      535,205     4,351

MINORITY INTEREST IN CONSOLIDATED
SUBSIDIARIES                             94,158      169,964     1,381

NET INCOME                              (67,811)     464,073     3,772
                                     ----------   ----------    ------

Note: Yen amounts have been translated, for convenience only, at
      (Yen)123=US$1.00, the approximate exchange rate on March 30, 2001. Fractions are rounded down.

Attachment 3

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      ------------------------------------
                   (Based on Japanese Accounting Principles)

                                                         March 31, 2000         March 31, 2001
                                                         ---------------        --------------
                                                            Millions         Millions      Millions
                                                             of Yen           of Yen        of US$
                                                             ------           ------        ------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes                                              91,077        1,169,243      9,506
Depreciation and amortization                                 2,550,762        2,542,853     20,673
Loss on sale or disposal of property,
plant and equipment                                             209,146          206,777      1,681
Increase (decrease) in liability for employees'
severance payments                                              755,929           97,030        788
(Increase) decrease in notes and accounts
receivable, trade                                              (262,045)        (538,929)    (4,381)
Increase (decrease) in accounts
payable, trade and accrued payroll                               81,978          477,225      3,879
Increase (decrease) in accrued consumption tax                   71,973           25,161        204
Other                                                           262,875         (469,926)    (3,820)
-------------------------------------------------------------------------------------------------------
                                                              3,761,697        3,509,435     28,531
-------------------------------------------------------------------------------------------------------
Proceeds from interest and dividends                              5,438            5,036         40
Payments for interest                                          (156,196)        (146,036)    (1,187)
Payments for taxes on income                                   (831,109)        (297,930)    (2,422)
-------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                   2,779,829        3,070,504     24,963
-------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for property, plant and equipment                   (3,020,100)      (2,858,300)   (23,238)
Acquisition of investments                                     (166,429)      (1,922,848)   (15,632)
Other                                                           222,886         (407,055)    (3,309)
-------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                      (2,963,643)      (5,188,204)   (42,180)
-------------------------------------------------------------------------------------------------------

CASH FLOWS FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt                        772,166          725,206      5,895
Payments for settlement of long-term debt                    (1,035,621)        (870,956)    (7,080)
Increase (decrease) in short-term borrowings                    157,628          802,085      6,521
Dividends paid                                                 (165,318)         (83,902)      (682)
Proceeds from issuance of stock                                       -          284,700      2,314
Proceeds from minority stockholders' payments                    10,183          950,360      7,726
Other                                                          (119,138)              42          0
-------------------------------------------------------------------------------------------------------
  Net cash provided (used) by financing activities             (380,099)       1,807,535     14,695
-------------------------------------------------------------------------------------------------------
Effect of exchanges on cash and cash equivalents                (10,493)          32,848        267
-------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                      (574,406)        (277,316)    (2,254)
Cash and cash equivalents at beginning of year                1,706,657        1,155,275      9,392
-------------------------------------------------------------------------------------------------------
Increase due to addition of consolidated subsidiaries            23,024                -          -
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                      1,155,275          877,959      7,137
=======================================================================================================

Note: Yen amounts have been translated, for convenience only, at
(Yen)123=US$1.00, the approximate exchange rate on March 30, 2001. Fractions are rounded down.

Attachment 4
                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                         NON-CONSOLIDATED BALANCE SHEET
                         ------------------------------
                   (Based on Japanese Accounting Principles)

                                                                         March 31, 2000              March 31, 2001
                                                                         --------------              --------------
                                                                             Millions           Millions         Millions
                                                                             of Yen             of Yen            of US$
                                                                             ------             ------            ------
ASSETS
------
CURRENT ASSETS
  Short-term loan receivable                                                 452,798            490,275            3,985
  Income tax receivable                                                      239,428                ---              ---
  Other                                                                       73,574            205,263            1,668
  Total current assets                                                       765,801            695,538            5,654
                                                                           ---------          ---------         --------
FIXED ASSETS
  Investments in subsidiaries and affiliated companies                     4,446,527          4,738,493           38,524
  Long-term loan receivable  to subsidiaries and affiliated companies      2,425,854          2,305,155           18,741
  Other                                                                      430,779            440,306            3,579
  Total fixed assets                                                       7,303,161          7,483,955           60,845
                                                                           ---------          ---------         --------
TOTAL ASSETS                                                               8,068,962          8,179,494           66,499
                                                                           =========          =========         ========

LIABILITIES
-----------
CURRENT LIABILITIES:
  Current portion of long-term debt                                          250,503            435,052            3,537
  Accounts payable, and accrued liabilities                                   70,950            155,969            1,268
  Accrued taxes on income                                                        ---             87,156              708
  Accrued consumption tax                                                    417,582                ---              ---
  Other                                                                       61,676             31,608              256
  Total current liabilities                                                  800,712            709,786            5,770
                                                                           ---------          ---------         --------
LONG-TERM LIABILITIES:
  Long-term debt                                                           2,425,854          2,241,801           18,226
  Liability for employees' severance payments                                 26,225             31,632              257
  Other                                                                          497                477                3
  Total long-term liabilities                                              2,452,576          2,273,911           18,487
                                                                           ---------          ---------         --------
TOTAL LIABILITIES                                                          3,253,288          2,983,698           24,257
                                                                           ---------          ---------         --------

SHAREHOLDERS' EQUITY
--------------------
  Common stock                                                               795,600            937,950            7,625
  Additional paid-in capital                                               2,530,476          2,672,826           21,730
  Legal reserve                                                              123,372            131,295            1,067
  Special depreciation reserve                                                31,567             24,278              197
  Reserve for buy-back of shares                                                   0                ---              ---
  General reserves                                                           895,000          1,045,000            8,495
  Unappropriated retained earnings                                           439,656            371,021            3,016
  Unrealized gain on securities                                                  ---             13,424              109
TOTAL SHAREHOLDERS' EQUITY                                                 4,815,673          5,195,795           42,242
                                                                           ---------          ---------         --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 8,068,962          8,179,494           66,499
                                                                           =========          =========         ========

Note: Yen amounts have been translated, for convenience only, at (Yen)
      123=US$1.00, the approximate exchange rate on March 30, 2001. Fractions are rounded down.

Attachment 5
                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                     NON-CONSOLIDATED STATEMENT OF INCOME
                     ------------------------------------
                   (Based on Japanese Accounting Principles)

                                                     Fiscal Year Ended March 31
                                                  --------------------------------
                                                  2000                  2001
                                               ----------     -----------------------
                                                Millions       Millions      Millions
                                                 of Yen         of Yen        of US$

OPERATING REVENUES                              1,696,799       322,865        2,624

OPERATING EXPENSES                              1,585,076       251,188        2,042

OPERATING INCOME                                  111,722        71,676          582

NON-OPERATING REVENUES                            135,100       117,867          958

NON-OPERATING EXPENSES                            129,248       105,559          858

RECURRING PROFIT                                  117,574        83,984          682

EXTRAORDINARY PROFIT                               71,827       148,715        1,209

EXTRAORDINARY LOSS                                 11,330         7,376           59

INCOME BEFORE TAXES                               178,071       225,323        1,831

CORPORATION, INHABITANT AND ENTERPRISE TAXES
 CURRENT                                           16,000       109,600          891
 DEFERRED                                          65,000       (45,500)        (369)

NET INCOME                                         97,071       161,223        1,310
                                                ---------       -------       ------

PER SHARE DATA (in exact)                          of Yen        of Yen       of US$
                                                ---------       -------       ------

NET INCOME                                          6,115        10,107           82

CASH DIVIDEND                                       5,000         5,000           40

Note: Yen amounts have been translated, for convenience only, at (Yen)
      123=US$1.00, the approximate exchange rate on March 30, 2001. Fractions are rounded down.

Attachment 6

         Proposal of Appropriation of Unappropriated Retained Earnings
         -------------------------------------------------------------

                                                                                    (Millions of Yen)
  -------------------------------------------------------------------------------------------------------------
                                                     Fiscal Year                      Fiscal Year
                                                Ended March 31, 2000             Ended March 31, 2001
  -------------------------------------------------------------------------------------------------------------
  Unappropriated Retained Earnings for the                          439,656                          371,021
  Year

  Reversal of Reserve for Buy-back of                                     0                              ---
  Shares

  Reversal of Special Depreciation Reserve                            7,692                            7,144

  Total                                                             447,349                          378,165

  Proposal of Appropriation:

    Legal Earned Reserve                                              3,964                            4,038

    Cash Dividends                                                   39,586                           40,366
                                                       ((Yen)2,500 per share)          ((Yen)2,500 per share)
    Bonuses to Directors and
    Corporate Auditors                                                   52                               36

    (Portion to Corporate Auditors)                                      (8)                              (7)

    Special Depreciation Reserve                                        403                               79

    General Reserves                                                150,000                           86,000

    Profits Brought Forward                                         253,343                          247,675
  -------------------------------------------------------------------------------------------------------------

Note:   1. An interim dividend of (Yen)39,586 milion ((Yen)2,500 per share) was paid to shareholders on December 12, 2000.
        2. Reserve for buy-back of shares is reversed from the balance after acquiring treasury stock and retiring of stock through retained profits out of the reversal for buy-back of shares submitted at the resolutions of shareholders at the 14th ordinary general meeting of shareholders.

Attachment 7
                         NTT's New Board of Directors
                         ----------------------------
                      (subject to shareholders' approval)


PRESIDENT
Jun-ichiro Miyazu


SENIOR EXECUTIVE VICE PRESIDENTS
Norio Wada
Yusuke Tachibana
Haruki Matsuno


SENIOR VICE PRESIDENTS
Kanji Koide             Shigehiko Suzuki         Hiromi Wasai
Toyohiko Takabe         Satoru Miyamura          Takashi Imai
Yotaro Kobayashi


CORPORATE AUDITORS
Takao Nakajima          Masao Iseki
Keisuke Sada            Hideaki Toda


 Note: The first four members of this list are nominated for positions with representative authority.

Attachment 8
                                      Nippon Telegraph and Telephone Corporation
                                                                    May 17, 2001

              NTT's Shares and Shareholders (as of March 31, 2001)

1.  Classification of Shareholders

------------------------------------------------------------------------------------------------------------------------
                                             NTT's Shares and Shareholders
             -----------------------------------------------------------------------------------------------
  Detail     Government    Financial    Securities     Other         Foreign        Domestic       Total        Odd-Lot
             and Public   Institutions     Firm       Domestic    Corporations,   Individuals,                  Shares
               Bodies                               Corporations       etc.           etc.
                                                                  (Individuals)
------------------------------------------------------------------------------------------------------------------------
                                                                          1,354
Total Holders         6            805         164        17,101           (112)     1,561,537    1,580,967
========================================================================================================================
                                                                      2,641,729
Total Shares  7,415,894      2,187,684      42,743       380,872           (333)     3,423,347   16,092,269       42,321
       -----------------------------------------------------------------------------------------------------------------
        %                                                                 16.42
                  46.08          13.59        0.27          2.37          (0.00)         21.27       100.00
------------------------------------------------------------------------------------------------------------------------

 Notes: 1. "Other Domestic Corporations" includes 7,024 shares under the name of Japan Securities Depository Center, and "Odd-Lot Shares" includes
         0.72 shares under the name of Japan Securities Depository Center.
         2. "Domestic Individuals, etc." includes 31 shares of treasury stock, and "Odd-Lot Shares" includes 0.43 shares of treasury stock. The actual number of treasury stocks as of March 31, 2001 was 11.43.
         3. The number of shareholders who own only odd-lot shares is 265,186.

2.  Classification by Number of Shares

------------------------------------------------------------------------------------------------------------------------------------
                                                        NTT's Shares and Shareholders
                   --------------------------------------------------------------------------------------------------------
                                                                                                                            Odd-Lot
     Details                                                                                                                Shares
                   At Least      At Least      At Least      At Least     At Least     At Least 5  At Least 1    Total
                     1,000          500           100           50           10
----------------------------------------------------------------------------------------------------------------------------------

Number of Holders         412          224         1,555        1,897       36,829      86,505   1,453,545   1,580,967
       ---------------------------------------------------------------------------------------------------------------------------
        %                0.03         0.01          0.10         0.12         2.33        5.47       91.94      100.00
==================================================================================================================================

Total Shares       12,258,906      152,825       299,930      121,703      572,005     521,313   2,165,587  16,092,269     42,321
       ---------------------------------------------------------------------------------------------------------------------------
        %               76.18         0.95          1.86         0.76         3.55        3.24       13.46      100.00
------------------------------------------------------------------------------------------------------------------------------------

Notes:  1.  "At Least 1,000" includes 7,024 shares under the name of the Japan
            Securities Depository Center, and "Odd-Lot Shares" includes 0.72 shares under the name of Japan Securities Depository Center.
        2. "At Least 10" includes 31 shares of treasury stock, and "Odd-Lot Shares" includes 0.43 shares of treasury stock.

3.  Principal Shareholders

----------------------------------------------------------------------------------------------------------------------------
                                Name                                   Share Holdings         Percent of Total Shares Issued
----------------------------------------------------------------------------------------------------------------------------
The Minister of Finance                                                  7,415,825.26                            45.96
Japan Trustee Services Bank, Ltd.                                          373,104.00                             2.31
State Street Bank and Trust Company                                        293,626.00                             1.82
The Chase Manhattan Bank, N.A. London                                      229,209.00                             1.42
The Mitsubishi Trust and Banking Corporation                               220,261.00                             1.37
Moxley and Company                                                         190,839.00                             1.18
Boston Safe Deposit PSDT, Treaty Clients Omnibus                           160,742.00                             1.00
The Chase Manhattan Bank, N.A. London SL Omnibus Account                   143,718.00                             0.89
NTT Employee Share-Holding Association                                     133,283.22                             0.83
The Toyo Trust & Banking Co., Ltd.                                         124,117.00                             0.77
---------------------------------------------------------------------------------------------------------------------------
                                       Total                             9,284,724.48                            57.55
----------------------------------------------------------------------------------------------------------------------------

                                      Nippon Telegraph and Telephone Corporation
                                                                    May 17, 2001

                       Consolidated Statement of Income

                       Fiscal Year Ended March 31, 2001
                   (Based on Japanese Accounting Principles)

[Results of Operations]

                                                                                                                 (Billions of Yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                    March 31, 2001         March 31, 2000   Increase (Decrease)   Percent Increase
                                                                                                                     (Decrease)
-----------------------------------------------------------------------------------------------------------------------------------
            Operating Revenues                             11,414.1                1,0421.1               993.0                9.5%
 ...................................................................................................................................
            Operating Expenses                             10,515.8                 9,440.8             1,075.0               11.4%
 ...................................................................................................................................
             Operating Income                                 898.3                   980.3               (81.9)              (8.4%)
-----------------------------------------------------------------------------------------------------------------------------------
           Non-Operating Income                              (172.3)                 (155.2)              (17.0)             (11.0%)
-----------------------------------------------------------------------------------------------------------------------------------
             Recurring Profit                      * 1        726.0                   825.0               (98.9)             (12.0%)
-----------------------------------------------------------------------------------------------------------------------------------
            Extraordinary Profit                   * 2        684.4                    86.0               598.3              695.1%
 ...................................................................................................................................
            Extraordinary Loss                     * 3        241.2                   820.0              (578.7)             (70.6%)
-----------------------------------------------------------------------------------------------------------------------------------
            Minority Interest in
         Consolidated Subsidiaries                            169.9                    94.1                75.8               80.5%
-----------------------------------------------------------------------------------------------------------------------------------
                Net Income                                    464.0                   (67.8)              531.8                  -
-----------------------------------------------------------------------------------------------------------------------------------

Notes: 1.   Recurring profit figures include the depreciation costs ((Yen)40.0 billion) of trade rights related to Verio Inc., KPN Mobile, and others.

       2. Extraordinary profit figures include (Yen)148.7 billion (holding company) from the sale of PIRI and (Yen)535.7 billion (consolidated settlement) from fluctuations in equity accompanying subsidiaries' public subscription capital increases.

       3. Extraordinary loss figures include (Yen)32.4 billion (NTT East and NTT West) in special retirement lump-sum grants and (Yen)208.8 billion (Group companies) from the use of the batch processing method for the unrecognized net obligation at transition accompanying the introduction of accounting for retirement benefits.

[Operating Performance of NTT and Subsidiaries]

                                                                                               (Billions of Yen)
-------------------------------------------------------------------------------------------------------------------
                                                                                                             NTT
                                    NTT (Holding    NTT East      NTT West         NTT                    DoCoMo
                                      Company)        Corp.        Corp.     Communications    NTT Data     Group
-------------------------------------------------------------------------------------------------------------------
       Operating Revenues                322.8      2,794.5        2,639.5       1,355.5        786.7     4,923.9
   ----------------------------------------------------------------------------------------------------------------
    Change from previous year         (1,373.9)       639.7          567.8         280.2         70.3       996.4

            % change                     (81.0%)       29.7%          27.4%         26.1%         9.8%       25.4%
-------------------------------------------------------------------------------------------------------------------
        Recurring Profit                  83.9         14.1         (105.7)         81.6         45.5       708.4
   -----------------------------------------------------------------------------------------------------------------
    Change from previous year            (33.5)       (42.6)         (62.7)        (46.0)        10.9       203.1

            % change                     (28.6%)      (75.1%)       (145.8%)       (36.1%)       31.6%       40.2%
-------------------------------------------------------------------------------------------------------------------
       Extraordinary Profit              148.7            -          *72.4             -            -           -
-------------------------------------------------------------------------------------------------------------------
        Extraordinary Loss                 7.3         29.7           41.5           9.0            -           -
-------------------------------------------------------------------------------------------------------------------
            Net Income                   161.2         20.0          (44.6)         42.2         25.7       412.7
   -----------------------------------------------------------------------------------------------------------------
    Change from previous year             64.1        177.2          194.6         (30.5)        43.7       134.9

            % change                      66.1%           -           81.3%        (42.0%)          -        48.5%
-------------------------------------------------------------------------------------------------------------------

Notes: 1.  Individual figures for NTT (holding company) and its subsidiaries.

       2. Figures for the nine companies of the DoCoMo Group are simple aggregations.
       * This figure includes a subsidy provided by NTT East based on the special expense burden distribution system. NTT East records the same amount

  Projection for Consolidated Operating Performance for Fiscal Year Ending March 31, 2002


                                                                                                                   (Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                    --------------------------------------------------------------------------------
                                                       NTT                                                                NTT
                                 Consolidated        (Holding       NTT East        NTT West        NTT         NTT Data  DoCoMo
                                                     Company)        Corp.           Corp.      communications             Group
------------------------------------------------------------------------------------------------------------------------------------
      Operating Revenues           12,095.0           281.0        2,691.0         2,554.0       1,393.0       767.0     5,625.0

 Change from previous year            680.8           (41.8)        (103.5)          (85.5)         37.4       (19.7)      701.0

             % change                   6.0%          (13.0%)         (3.7%)          (3.2%)         2.8%       (2.5%)      14.2%
------------------------------------------------------------------------------------------------------------------------------------

         Recurring Profit           * 765.0            55.0           27.0           (84.0)         54.0        46.0       887.0

 Change from previous year             38.9           (28.9)          12.8            21.7         (27.6)        0.4       178.5

             % change                   5.4%          (34.5%)         91.1%           20.6%        (33.9%)       1.0%       25.2%

-----------------------------------------------------------------------------------------------------------------------------------
            Net Income                128.0            52.0            2.0           (65.0)         30.0        26.0       515.0

 Change from previous year           (336.0)         (109.2)         (18.0)          (20.3)        (12.2)        0.2       102.2

         % change                     (72.4%)         (67.7%)        (90.0%)         (45.6%)       (29.0%)       0.9%       24.8%
-----------------------------------------------------------------------------------------------------------------------------------

* Recurrung profit figures include the depreciation costs ((Yen)84.0 billion) of trade rights related to Verio Inc., KPN Mobile, and others.

Notes 1. Individual figures for NTT (holding company) and its subsidiaries.
      2. Figures for the nine companies of the DoCoMo Group are simple aggregations.


 The situations of the other consolidated subsidiaries (52 companies) are as follows:

  . NTT Power and Building Facilities Inc.

  . NTT ME Group (10 companies)

  . NTT Urban Development Co.

  . NTT Teleca Corporation

  . NTT Comware Corporation

  . Lease and financing companies (3 companies)

  . International communications companies (30 companies)

  . R&D companies (4 companies)

  . NTT Directory Services Co.

                                                              (Billions of Yen)
-------------------------------------------------------------------------------
                                                  Projection for Fiscal Year
                       March 31, 2001                Ending March 31, 2002
                                -------------                  ----------------
                                 Major Items                       Major Items
                                   :Verio*                           :Verio
-------------------------------------------------------------------------------
Operating Revenues      2,279.2       11.9          2,306.0           54.0
-------------------------------------------------------------------------------
 Recurring Profit         (4.8)     (54.2)          (107.0)        (155.0)
-------------------------------------------------------------------------------
    Net Income           (38.0)     (54.2)          (135.0)        (155.0)
-------------------------------------------------------------------------------

  * These figures are for the four-month period (September-December) after the acquistition.

[REFERENCE]
TELEPHONE SUBSCRIBER SERVICES

                                                                                                      (Thousands)
--------------------------------------------------------------------------------------------------------------------
                                                                                   Increase         Percent Increase
                                          March 31, 2001     March 31, 2000       (Decrease)           (Decrease)
--------------------------------------------------------------------------------------------------------------------
Number of Telephone Subscriber Lines           52,089             55,446             (3,356)              (6.1%)
--------------------------------------------------------------------------------------------------------------------
     Number of ISDN Subscriber Lines           10,827              7,419              3,408               45.9%
--------------------------------------------------------------------------------------------------------------------
               Total                           62,916             62,864                 52                0.1%
--------------------------------------------------------------------------------------------------------------------
     Cellular Telephone Subscribers            36,026             29,356              6,669               22.7%
--------------------------------------------------------------------------------------------------------------------
          i - mode                             21,695              5,603             16,092              287.2%
--------------------------------------------------------------------------------------------------------------------
          PHS Telephone Subscribers             1,812              1,441                371               25.8%
--------------------------------------------------------------------------------------------------------------------
               Total                           37,838             30,797              7,041               22.9%
--------------------------------------------------------------------------------------------------------------------

Notes: 1.  "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.
       2. "Number of ISDN Subscriber Lines" (consisting of INS-Net 64, INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net64.

INDICATORS

                                                           (Billions of Yen)
-------------------------------------------------------------------------------
                                                                   Increase
                            March 31, 2001   March 31, 2000       (Decrease)
-------------------------------------------------------------------------------
      EBITDA Margin               32.3%              35.9%        (3.6 point)
--------------------------------------------------------------------------------
     Free Cash Flow             *330.0              270.0              60.0
--------------------------------------------------------------------------------
   Return on Capital Employed      4.3%               4.9%        (0.6 point)
--------------------------------------------------------------------------------

Note: *  Excepts a part for large-sized investments overseas.

                                                                                   (Persons)
-------------------------------------------------------------------------------------------------
                                                                   Increase      Percent Increase
                         March 31, 2001     March 31, 2000        (Decrease)        (Decrease)
-------------------------------------------------------------------------------------------------
  Number of Employees       215,200            224,000             (8,800)             (3.9%)
-------------------------------------------------------------------------------------------------

Note: Figures include 2,900 employees from a company (Verio Inc.) that became an NTT consolidated subsidiary at the end of this interim period.

                                                                                  (Billions of Yen)
-----------------------------------------------------------------------------------------------------
                                                                  Increase         Percent Increase
                         March 31, 2001     March 31, 2000       (Decrease)           (Decrease)
-----------------------------------------------------------------------------------------------------
  Capital Expenditures      2,665.8            2,728.7             (62.9)               (2.3%)
-----------------------------------------------------------------------------------------------------

Note: Excludes the capital expenditures of the NTT Lease Corporation and NTT Auto Lease Corporation.

                                     Nippon Telegraph and Telephone Corporation
                                                                   May 17, 2001

              Fiscal Year Ended March 31, 2001 (Non-Consolidated)

                   (Based on Japanese Accounting Principles)

[Results of Operations]

                                                                                                                 (Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
            Details                        Fiscal Year            Fiscal Year                  Increase             Percent
                                         Ended March 31,         Ended march 31,              (Decrease)            Increase
                                              2001                   2000                                          (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
       Operating Revenues                         322.8                    1,696.7                (1,373.9)               (81.0%)
------------------------------------------------------------------------------------------------------------------------------------
       Operating Expenses                         251.1                    1,585.0                (1,333.8)               (84.2%)
------------------------------------------------------------------------------------------------------------------------------------
        Operating Income                           71.6                      111.7                   (40.0)               (35.8%)
------------------------------------------------------------------------------------------------------------------------------------
      Non-Operating Income                         12.3                        5.8                     6.4                110.3%
------------------------------------------------------------------------------------------------------------------------------------
        Recurring Profit                           83.9                      117.5                   (33.5)               (28.6%)
------------------------------------------------------------------------------------------------------------------------------------
      Extraordinary Profit             * 1        148.7                       71.8                    76.8                107.0%
------------------------------------------------------------------------------------------------------------------------------------
       Extraordinary Loss              * 2          7.3                       11.3                    (3.9)               (34.9%)
------------------------------------------------------------------------------------------------------------------------------------
           Net Income                             161.2                       97.0                    64.1                 66.1%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
           Pay Out Ratio                          49.6%                       81.6%                  (32.0)                   -
Reference  -------------------------------------------------------------------------------------------------------------------------
           Earnings per Share            [Yen]10,107.21               [Yen]6,115.18           [Yen]3,992.03                65.3%
------------------------------------------------------------------------------------------------------------------------------------

   *1 Figure includes gains from the sale of Photonic Integration Research, Inc.
      (PIRI)shares.

   *2 Figure includes loss from a one-time payment to cover the cumulative effect of the change in accounting principles for severance indemnities.

[The Outline of Appropriation of Unappropriated Retained Earnings]

                              (Billions of Yen)
-----------------------------------------------------
            Details                Fiscal Year
                                 Ended March 31,
                                      2001
-----------------------------------------------------
     Unappropriated Retained
      Earnings for the Year                 * 371.0               Net Income                                  161.2
-----------------------------------------------------
      Reversal of Special                       7.1               Unappropriated Retained Earning
     Depreciation Reserve                                         Brought Forward (+)                         253.3
-----------------------------------------------------
            Total                             378.1               Interim Dividends for the Year               43.5
-----------------------------------------------------             and others (-)
Appropriation of Unappropriated                                   ---------------------------------------------------
       Retained Earnings                                           * Unappropriated Retained Earnings
  ---------------------------------------------------                for the Year:                            371.0
      Legal Earned Reserve                      4.0
  ---------------------------------------------------           -----------------------------------------------------
         Cash Dividends                        40.3
  ---------------------------------------------------
   Bonuses to Directors and         36(million yen)
       Corporate Auditors
 -----------------------------------------------------
      Special Depreciation           79(million yen)
            Reserve
 -----------------------------------------------------
       General Reserves                         86.0
 -----------------------------------------------------
            Total                              130.4
 -----------------------------------------------------
   Profits Brought Forward                     247.6
 -----------------------------------------------------

                                                                                                          (Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
         Details                      Operating Income            Operating Income            Recurring Profit           Net Income
------------------------------------------------------------------------------------------------------------------------------------
   Projection for Fiscal Year                   281.0                          47.0                        55.0                 52.0
     Ending March 31, 2002
------------------------------------------------------------------------------------------------------------------------------------

Reference: This statement is disclosed for two years (fiscal years ending March 31, 2000 and March 31, 2001) in accordance with the reorganization plan for Nippon Telegraph and Telephone Corporation (NTT).

                                      Nippon Telegraph and Telephone Corporation
                                                                    May 17, 2001


                     Non-Consolidated Statement of Income
   Figures Based on Former Single-Company System (Pre-Reorganization System)

                       Fiscal Year Ended March 31, 2001
                   (Based on Japanese Accounting Principles)

[Results of Operations]                                                                                      (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                             Fiscal Year Ended       Fiscal Year Ended        Increase        Percent Increase
                                              March 31, 2001          March 31, 2000         (Decrease)          (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
           Operating Revenues                         6,004.5                 6,093.9            (89.4)                  (1.5%)
------------------------------------------------------------------------------------------------------------------------------------
           Operating Expenses                         5,967.9                 5,796.9            170.9                    2.9%
------------------------------------------------------------------------------------------------------------------------------------
           Operating Income                              36.5                   296.9           (260.3)                 (87.7%)
------------------------------------------------------------------------------------------------------------------------------------
           Non-Operating Income                         (23.8)                  (33.6)             9.8                   29.3%
------------------------------------------------------------------------------------------------------------------------------------
           Recurring Profit                              12.7                   263.2           (250.5)                 (95.1%)
------------------------------------------------------------------------------------------------------------------------------------
           Extraordinary Profit                         148.7                    86.0             62.6                   72.8%
------------------------------------------------------------------------------------------------------------------------------------
           Extraordinary Loss                            87.8                   722.2           (634.4)                 (87.8%)
------------------------------------------------------------------------------------------------------------------------------------
           Net Income                                    45.2                  (226.7)           272.0                      --
------------------------------------------------------------------------------------------------------------------------------------

[Breakdown of Operating Revenues and Operating Expenses]

(1) Operating Revenues                                                                                       (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                     Fiscal Year Ended     Fiscal Year Ended      Increase        Percent Increase
                                                      March 31, 2001        March 31, 2000       (Decrease)          (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
             Voice Transmission Services                       4,253.1               4,475.8        (222.6)                 (5.0%)
              Major Items:
              Telephone Services Revenues                      3,105.2               3,628.0        (522.8)                (14.4%)
                Monthly Charge Revenues                        1,490.1               1,603.5        (113.4)                 (7.1%)
                Call Rates Revenues                            1,343.3               1,655.1        (311.7)                (18.8%)
                 Interconnection Call Revenues                   235.3                 328.9         (93.6)                (28.5%)
              ISDN Services Revenues                           1,135.6                 843.1         292.4                  34.7%
             Data Transmission Services Revenues                 220.3                 158.9          61.4                  38.6%
              Major Items:
              IP-basede Data Communication Services               86.9                  42.3          44.5                 105.2%
             Leased Circuit Services                             652.0                 652.3          (0.3)                 (0.0%)
              Major Items:
              High-Speed Digital Circuits                        227.4                 234.6          (7.1)                 (3.0%)
              Services Revenues
             Telegram Services Revenues                           72.2                  77.4          (5.1)                 (6.7%)
             Other Services Revenues                             340.4                 314.4          25.9                   8.3%
             Related Business Revenues                           466.1                 414.8          51.3                  12.4%
              Major Items:
              System Integration Service                         195.4                 152.4          42.9                  28.1%
              Revenue
------------------------------------------------------------------------------------------------------------------------------------
             Total                                             6,004.5               6,093.9         (89.4)                 (1.5%)
------------------------------------------------------------------------------------------------------------------------------------
          (Reference)  Information Network Services            1,534.0               1,179.1         354.8                  30.1%
                         Revenues
------------------------------------------------------------------------------------------------------------------------------------


(2) Operating Expenses                                                                                       (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                     Fiscal Year Ended     Fiscal Year Ended      Increase        Percent Increase
                                                      March 31, 2001        March 31, 2000       (Decrease)          (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
             Personnel                                         1,465.0               1,444.1          20.9                   1.4%
             Cost of Supplies                                  2,658.9               2,450.8         208.0                   8.5%
             Service Fees for Subcontractors                      57.9                  67.9         (10.0)                (14.7%)
             Depreciation                                      1,405.7               1,408.6          (2.8)                 (0.2%)
             Retirement of Fixed Assets                          203.0                 245.4         (42.3)                (17.3%)
             Miscellaneous Taxes                                 177.2                 180.0          (2.7)                 (1.5%)
------------------------------------------------------------------------------------------------------------------------------------
             Total                                             5,967.9               5,796.9         170.9                   2.9%
------------------------------------------------------------------------------------------------------------------------------------

[Assets, Liabilities and Shareholders' Equity]

                                                                                                                 (Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                          March 31,2001           March 31,2000      Increase   Percent increase
                                                                                                    (Decrease)     (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
            Fixed Assets                                         10,490.2             10,095.8          394.4              3.9%
------------------------------------------------------------------------------------------------------------------------------------
            Current Assets                                        2,154.8              1,999.7          155.0              7.8%
------------------------------------------------------------------------------------------------------------------------------------
            Total Assets                                         12,645.0             12,095.5          549.4              4.5%
====================================================================================================================================
            Long-Term Liabilities                                 4,927.9              5,187.3         (259.3)            (5.0%)
------------------------------------------------------------------------------------------------------------------------------------
            Current Liabilities                                   2,483.4              1,941.8          541.5             27.9%
------------------------------------------------------------------------------------------------------------------------------------
            Total Liabilities                                     7,411.4              7,129.2          282.1              4.0%
------------------------------------------------------------------------------------------------------------------------------------
            Interest-Bearing Liabilities                          2,913.4              2,822.9           90.4              3.2%
------------------------------------------------------------------------------------------------------------------------------------
            Shareholders' Equity                                  5,233.6              4,966.3          267.3              5.4%
------------------------------------------------------------------------------------------------------------------------------------
  Total of Liabilities and Shareholders'Equity                   12,645.0             12,095.5          549.4              4.5%
------------------------------------------------------------------------------------------------------------------------------------


[Reference]


 1.  Number of Employees
                                                                                                                       (Persons)
------------------------------------------------------------------------------------------------------------------------------------
                                                       March 31,2001        March 31,2000          Increase     Percent Increase
                                                                                                  (Decrease)       (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
     Number of Employees                                        122,400              133,600           (11,200)           (8.4)
------------------------------------------------------------------------------------------------------------------------------------

 2.  Capital Expenditures
                                                                                                                 (Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                       March 31,2001        March 31,2000          Increase     Percent Increase
                                                                                                  (Decrease)       (Decrease)

------------------------------------------------------------------------------------------------------------------------------------
     Capital Expenditures                                       1,311.6              1,459.8            (148.1)         (10.2%)
------------------------------------------------------------------------------------------------------------------------------------

                                 Nippon Telegraph and Telephone East Corporation
                                                                    May 17, 2001

                     Non-Consolidated Statement of Income
                       Fiscal Year Ended March 31, 2001
                   (Based on Japanese Accounting Principles)

[Profit and Loss]
                                                                                                         (Unit: Billions of (Yen)
-------------------------------------------------------------------------------------  -------------------------------------------

                Details                           Fiscal Year Ended March 31, 2001        Nine-months Ended March 31, 2000

-------------------------------------------------------------------------------------  -------------------------------------------
          Operating Revenues                                               2,794.5                                 2,154.7
-------------------------------------------------------------------------------------  -------------------------------------------
          Operating Expenses                                               2,760.4                                 2,083.9
-------------------------------------------------------------------------------------  -------------------------------------------
           Operating Income                                                   34.0                                    70.7
-------------------------------------------------------------------------------------  -------------------------------------------
         Non-Operating Income                                                (19.9)                                  (13.9)
-------------------------------------------------------------------------------------  -------------------------------------------
           Recurring Profit                                                   14.1                                    56.7
-------------------------------------------------------------------------------------  -------------------------------------------
          Extraordinary Loss                                                  29.7                                   325.0
-------------------------------------------------------------------------------------  -------------------------------------------
          Income Before Taxes                                                (15.6)                                 (268.2)
-------------------------------------------------------------------------------------  -------------------------------------------
             Income Taxes                                                    (35.6)                                 (111.0)
-------------------------------------------------------------------------------------  -------------------------------------------
              Net Income                                                      20.0                                  (157.2)
-------------------------------------------------------------------------------------  -------------------------------------------

Note: The cumulative effect of the change in accounting principles for severance indemnities(Yen 87.3 billion) is divided evenly over a five-year period (Yen 17.4 billion per year).

[Proposal of Appropriation of Unappropriated Retained Earnings]
                                                              (Unit: Billions of Yen)
-------------------------------------------------------------------------------------

                   Details                         Fiscal Year Ended March 31, 2001

-------------------------------------------------------------------------------------
   Unappropriated Retained Earnings for the Year                             * 76.1      Net Income                     20.0
-------------------------------------------------------------------------------------
   Reversal of Special Depreciation Reserve                                     3.5      Unappropriated Retained
-------------------------------------------------------------------------------------    Earnings Brought Forward (+)   56.1
                   Total                                                       79.6      -----------------------------------
-------------------------------------------------------------------------------------    * Unappropriated Retained
     Special Depreciation Reserve                                               7.2      Earnings for the Year          76.1
   ----------------------------------------------------------------------------------
     Special Compensation Expenses                                             72.4
   ----------------------------------------------------------------------------------
   Total of Appropriation of Unappropriated
   Retained Earnings                                                           79.6
-------------------------------------------------------------------------------------
          Profits Brought Forward                                                 -
-------------------------------------------------------------------------------------

Note: Pursuant to supplementary provision Article 11 of the Nippon Telegraph and Telephone Corporation Law, special compensation expenses are paid to Nippon Telegraph and Telephone West Corporation.

[Projection for Fiscal Year Ending March 31, 2002]
                                                                                         (Unit: Billions of Yen)
-----------------------------------------------------------------------------------------------------------------
                     Details                                Operating       Operating    Recurring       Net
                                                             Revenues         Income       Profit       Income
-----------------------------------------------------------------------------------------------------------------
   Projection for Fiscal Year Ending March 31, 2002           2,691.0          36.0         27.0          2.0
-----------------------------------------------------------------------------------------------------------------

[Breakdown of Operating Revenues and Operating Expenses]
(1) Operating Revenues

                                                                                              (Unit: Billions of Yen)
-------------------------------------------------------------------------------------   ---------------------------------
                           Service                              Fiscal Year Ended              Nine-months Ended
                                                                 March 31, 2001                 March 31, 2000
-------------------------------------------------------------------------------------   ---------------------------------
    Voice Transmission Services Revenues                                  1,971.1                        1,549.9

       Telephone Services Revenues*                                       1,443.3                        1,235.5

            Monthly Charge Revenues*                                        749.5                          600.0

            Call Rates Revenues*                                            528.1                          483.6

               Interconnection Call Revenues*                               196.8                          206.7

       ISDN Services Revenues*                                              527.0                          313.7

    Data Transmission Services Revenues                                       8.8                            1.2

    Leased Circuit Services Revenues                                        371.5                          279.4

           High-Speed Digital Circuits Services Revenues*                   144.9                          107.8

    Telegram Services Revenues                                               37.2                           28.5

    Other Telecommunications Services Revenues                              159.6                          117.5

    Related Business Revenues                                               245.9                          177.9

           System Integration Service Revenue and Other*                     92.2                           62.0
-------------------------------------------------------------------------------------   ---------------------------------
                           Total                                          2,794.5                        2,154.7
-------------------------------------------------------------------------------------   ---------------------------------
(Reference) Information Network Services Revenues                           663.9                          408.9
-------------------------------------------------------------------------------------   ---------------------------------

* Listed again

(2) Operating Expenses

                                                                                              (Unit: Billions of Yen)
-------------------------------------------------------------------------------------   ---------------------------------
                           Details                              Fiscal Year Ended              Nine-months Ended
                                                                 March 31, 2001                 March 31, 2000
-------------------------------------------------------------------------------------   ---------------------------------
    Personnel                                                               635.8                          465.4

    Cost of Supplies                                                      1,299.4                          969.6

    Service Fees for Subcontractors                                          25.0                           22.4

    Depreciation                                                            628.2                          479.4

    Retirement of Fixed Assets                                               89.5                           85.3

    Miscellaneous Taxes                                                      82.3                           61.5
-------------------------------------------------------------------------------------   ---------------------------------
                           Total                                          2,760.4                        2,083.9
-------------------------------------------------------------------------------------   ---------------------------------
  (Reference) Non-Operating Expenses                                         66.4                           52.5
-------------------------------------------------------------------------------------   ---------------------------------
    Financial Expenses*                                                      31.7                           30.3
-------------------------------------------------------------------------------------   ---------------------------------

* Listed again

[Assets,Liabilities and Shareholders' Equity]

                                                                                                           (Unit: Billions of Yen)
     ----------------------------------------------------------------------------------------------------------------------------
                                                                                                                Percent Increase
                     Details                      March 31, 2001      March 31, 2000     Increase (Decrease)       (Decrease)
     ----------------------------------------------------------------------------------------------------------------------------
                    Fixed Assets                       4,284.0             4,399.6              (115.5)                  (2.6)
             --------------------------------------------------------------------------------------------------------------------
                    Current Assets                       824.0               936.9              (112.9)                 (12.1)
             --------------------------------------------------------------------------------------------------------------------
             Total Assets                              5,108.0             5,336.5              (228.4)                  (4.3)
     -----------------------------------------------------------------------------------------------------------------------------
                    Long-Term Liabilities              2,004.4             2,296.4              (291.9)                 (12.7)
             --------------------------------------------------------------------------------------------------------------------
                    Current Liabilities                1,008.7               966.2                42.5                    4.4
             --------------------------------------------------------------------------------------------------------------------
             Total Liabilities                         3,013.1             3,262.6              (249.4)                  (7.6)
---------------------------------------------------------------------------------------------------------------------------------
             Interest-Bearing Liabilities*               982.9             1,331.0              (348.0)                 (26.2)
---------------------------------------------------------------------------------------------------------------------------------
             Shareholders' Equity                      2,094.9             2,073.9                20.9                    1.0
---------------------------------------------------------------------------------------------------------------------------------
             Total of Liabilities and
             Shareholders' Equity                      5,108.0             5,336.5              (228.4)                  (4.3)
---------------------------------------------------------------------------------------------------------------------------------

* Listed again

[Cash Flows]

                                                                             (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------
                          Details                           Fiscal Year Ended     Nine-months Ended
                                                             March 31, 2001         March 31, 2000
-------------------------------------------------------------------------------  ---------------------
             Cash Flows from Operating Activities                  939.0                 575.1
-------------------------------------------------------------------------------  ---------------------
             Cash Flows from Investing Activities                 (563.2)               (402.1)
-------------------------------------------------------------------------------  ---------------------
             Cash Flows from  Financing Activities                (348.0)                 (5.3)
-------------------------------------------------------------------------------  ---------------------
             Cash and Cash Equivalents at End of Year              201.5                 173.9
-------------------------------------------------------------------------------  ---------------------

[Reference]

1. Number of Subscriber Lines

------------------------------------------------------------------------------------------------------------------------------------
                          Details                             March 31, 2001  March 31, 2000   Increase (Decrease) Percent Increase
                                                                                                                      (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
             Number of Telephone Subscriber Lines(1,000)            25,735        27,414             (1,678)             (6.1)
             -----------------------------------------------------------------------------------------------------------------------
             Number of ISDN Subscriber Lines(1,000)                  5,731         3,995              1,736              43.5
             -----------------------------------------------------------------------------------------------------------------------
             Number of  Subscriber Lines                            31,466        31,408                 58               0.2
------------------------------------------------------------------------------------------------------------------------------------

Note: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.

      2. "Number of ISDN Subscriber Lines" (consisting of INS-Net 64, INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net64.

2. Number of Employees

                                                                                                          (Unit: Employees)
-----------------------------------------------------------------------------------------------------------------------------------
                          Details            March 31, 2001      March 31, 2000     Increase (Decrease)  Percent Increase (Decrease)
-----------------------------------------------------------------------------------------------------------------------------------
             Number of Employees                  53,700              58,050                (4,350)                (7.5)
----------------------------------------------------------------------------------------------------------------------------------

3. Capital Expenditures

                                                                                                     (Unit: Billions of Yen)
-----------------------------------------------------------------------------------------------------------------------------
                          Details              Fiscal Year Ended March 31, 2001            Nine-months Ended March 31, 2000
---------------------------------------------------------------------------------         -----------------------------------
             Capital Expenditures                                 549.6                                      530.9
 --------------------------------------------------------------------------------         -----------------------------------

                                 Nippon Telegraph and Telephone West Corporation
                                                                    May 17, 2001

                     Non-Consolidated Statement of Income
                       Fiscal Year Ended March 31, 2001
                   (Based on Japanese Accounting Principles)

[Profit and Loss]

                                                                                                             (Unit: Billions of Yen)
   -----------------------------------------------------------------------------------------   -------------------------------------
                       Details                         Fiscal Year Ended March 31, 2001        Nine-Months Ended March 31, 2000
   -----------------------------------------------------------------------------------------   -------------------------------------
                 Operating Revenues                                            2,639.5                                 2,071.6
   .........................................................................................   .....................................
                 Operating Expenses                                            2,739.8                                 2,099.4
   .........................................................................................   .....................................
                  Operating Income                                              (100.3)                                  (27.8)
   -----------------------------------------------------------------------------------------   -------------------------------------
                Non-Operating Income                                              (5.4)                                  (15.2)
   -----------------------------------------------------------------------------------------   -------------------------------------
                  Recurring Profit                                              (105.7)                                  (43.0)
   -----------------------------------------------------------------------------------------   -------------------------------------
                Extraordinary Profit                                              72.4                                       -
   -----------------------------------------------------------------------------------------   -------------------------------------
                 Extraordinary Loss                                               41.5                                   365.9
   -----------------------------------------------------------------------------------------   -------------------------------------
                 Income Before Taxes                                             (74.9)                                 (408.9)
   -----------------------------------------------------------------------------------------   -------------------------------------
                    Income Taxes                                                 (30.3)                                 (169.7)
   -----------------------------------------------------------------------------------------   -------------------------------------
                     Net Income                                                  (44.6)                                 (239.2)
   -----------------------------------------------------------------------------------------   -------------------------------------

   Note:1. Pursuant to supplementary provision Article 11 of the Nippon
           Telegraph and Telephone Corporation Law, special compensation expenses are recognized as extraordinary income.

        2. The cumulative effect of the change in accounting principles for severance indemnities ((Yen) 107.5 billion) is divided evenly over a five-year period ((Yen) 21.5 billion per year) and included under extraordinary loss.

[Proposal for Disposal of Undisposed Loss]

                                                                           (Unit: Billions of Yen)
   -----------------------------------------------------------------------------------------------
                          Details                            Fiscal Year Ended March 31, 2001
   -----------------------------------------------------------------------------------------------
       Undisposed Loss for the Year                                                 *   40.1        Net Income                (44.6)
   ...............................................................................................
       Reversal of Special Depreciation Reserve                                          0.3        Unappropriated Retained
   -----------------------------------------------------------------------------------------------  Earnings Brought Forward(+) 4.4
                          Total                                                         39.8        -------------------------------
   -----------------------------------------------------------------------------------------------  * Undisposed Loss          40.1
       Special Depreciation Reserve                                                      1.0          for the Year
   -----------------------------------------------------------------------------------------------
                   Loss Brought Forward                                                 40.8
   -----------------------------------------------------------------------------------------------

[Projection for Fiscal Year Ending March 31, 2002]

                                                                           (Unit: Billions of Yen)
   -----------------------------------------------------------------------------------------------
                          Details                              Projection for Fiscal Year
                                                                   Ending March 31, 2002
   -----------------------------------------------------------------------------------------------
                    Operating Revenues                                               2,554.0
   -----------------------------------------------------------------------------------------------
                     Operating Income                                                  (75.0)
   -----------------------------------------------------------------------------------------------
                     Recurring Profit                                                  (84.0)
   -----------------------------------------------------------------------------------------------
                        Net Income                                                     (65.0)
   -----------------------------------------------------------------------------------------------

[Breakdown of Operating Revenues and Operating Expenses]
(1) Operating Revenues

                                                                                                          (Unit: Billions of Yen)
    -------------------------------------------------------------------------------------------------------------------------------
                         Service                                                   Fiscal Year Ended            Nine-Months Ended
                                                                                     March 31, 2001               March 31, 2000
    -------------------------------------------------------------------------------------------------------------------------------
       Voice Transmission Services Revenues                                                 1,889.8                      1,510.1

          Telephone Services Revenues*                                                      1,438.5                      1,249.2

             Monthly Charge Revenues*                                                         740.8                        591.3

             Call Rates Revenues*                                                             526.2                        493.1

                Interconnection Call Revenues*                                                173.6                        197.9

          ISDN Services Revenues*                                                             449.7                        259.7

       Data Transmission Services Revenues                                                      8.5                          1.1

       Leased Circuit Services Revenues                                                        293.7                       223.3

          High-speed Digital Circuits Services Revenues*                                       104.1                        79.9

       Telegram Services Revenues                                                               40.2                        31.3

       Other Telecommunications Services Revenues                                              170.4                       116.7

       Related Business Revenues                                                               236.5                       188.7

          Sale of Telecomunication Equipment,System
          Integration Service Revenue and Other                                                194.7                       155.0
    ----------------------------------------------------------------------------------------------------------------------------
                                Total                                                        2,639.5                     2,071.6
    ----------------------------------------------------------------------------------------------------------------------------
    (Reference) Information Network Services Revenues                                          548.6                       329.3
    ----------------------------------------------------------------------------------------------------------------------------
    * Listed again

    (2)Operating Expenses

                                                                                                            (Unit: Billions of Yen)
    -------------------------------------------------------------------------------------------------------------------------------
                                                Details                                 Fiscal Year Ended        Nine-Months Ended
                                                                                         March 31, 2001           March 31, 2000
    -------------------------------------------------------------------------------------------------------------------------------
          Personnel                                                                                706.2                    516.7

          Cost of Supplies                                                                       1,242.4                    942.2

          Service Fees for Subcontractors                                                           24.0                     21.5

          Depreciation                                                                             594.7                    458.5

          Retirement of Fixed Assets                                                                94.8                    101.3

          Miscellaneous Taxes                                                                       77.6                     58.8
    -------------------------------------------------------------------------------------------------------------------------------

                                   Total                                                         2,739.8                  2,099.4
    -------------------------------------------------------------------------------------------------------------------------------
          (Reference) Non-Operating Expenses                                                        53.1                     44.5
    -------------------------------------------------------------------------------------------------------------------------------
            Financial Expenses*                                                                     30.2                     26.8
    -------------------------------------------------------------------------------------------------------------------------------
    * Listed again

[Assets,Liabilities and Shareholders' Equity]

                                                                                                         (Unit: Billions of Yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Percent Increase
            Details                                  March 31, 2001  March 31, 2000  Increase (Decrease)      (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
       Fixed Assets                                      4,078.5        4,179.1            (100.6)               (2.4)
    ..............................................................................................................................
       Current Assets                                      959.9          933.3              26.5                 2.8
    ..............................................................................................................................
    Total Assets                                         5,038.4        5,112.5             (74.0)               (1.4)
----------------------------------------------------------------------------------------------------------------------------------
       Long-Term Liabilities                             2,210.8        2,392.1            (181.3)               (7.6)
 ..................................................................................................................................
       Current Liabilities                                 990.1          838.2             151.8                18.1
 ..................................................................................................................................
    Total Liabilities                                    3,201.0        3,230.4             (29.4)               (0.9)
 ..................................................................................................................................
    Interest-Bearing Liabilities*                        1,047.4        1,184.0            (136.6)              (11.5)
----------------------------------------------------------------------------------------------------------------------------------
    Shareholders' Equity                                 1,837.4        1,882.0             (44.6)               (2.4)
----------------------------------------------------------------------------------------------------------------------------------
    Total of Liabilities and Shareholders' Equity        5,038.4        5,112.5             (74.0)               (1.4)
----------------------------------------------------------------------------------------------------------------------------------

* Listed again

[Cash Flows]

                                                                        Unit: Billons of Yen
--------------------------------------------------        ---------------------------------------
            Details                                         Fiscal Year Ended Nine-Months Ended
                                                             March 31, 2001    March 31, 2000
--------------------------------------------------        ---------------------------------------
     Cash Flows from Operating Actitvities                         784.0          556.8
--------------------------------------------------        ---------------------------------------
     Cash Flows from Investing Actitvities                        (546.4)        (382.2)
--------------------------------------------------        ---------------------------------------
     Cash Flows from  Financing Actitvities                       (136.6)          26.1
--------------------------------------------------        ---------------------------------------
     Cash and Cash Equivalents at End of Year                      304.1          203.2
--------------------------------------------------        ---------------------------------------

[Reference]

1. Number of Subscriber Lines

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Percent Increase
            Details                                 March 31, 2001   March 31, 2000  Increase (Decrease)       (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
     Number of Telephone Subscriber                       26,354         28,032            (1,678)               (6.0)
     Lines(1,000)
----------------------------------------------------------------------------------------------------------------------------------
     Number of ISDN Subscriber Lines(1,000)                5,096          3,424             1,672                48.8
----------------------------------------------------------------------------------------------------------------------------------
     Number of  Subscriber Lines                          31,450         31,456                (6)               (0.0)
----------------------------------------------------------------------------------------------------------------------------------

Note: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.
      2. "Number of ISDN Subscriber Lines"(consisting of INS-Net 64,INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net64.

2. Number of Employees

                                                                                                            (Unit: Employees)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Percent Increase
            Details                                  March 31, 2001  March 31, 2000  Increase (Decrease)      (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
     Number of Employees                                  58,150         65,000          (6,850)                (10.5)
----------------------------------------------------------------------------------------------------------------------------------

3.Capital Expenditures

                                                               (Unit: Billions of Yen)
-------------------------------------------------    ----------------------------------------
                                                        Fiscal Year Ended  Nine-Months Ended
            Details                                      March 31, 2001     March 31, 2000
-------------------------------------------------    ----------------------------------------
     Capital Expenditures                                     548.1           505.9
-------------------------------------------------    ----------------------------------------

                                                                    May 16, 2001
                                                  NTT Communications Corporation

                     NON-CONSOLIDATED STATEMENT OF INCOME
                   (Based on Japanese accounting principles)

                                                                                                       Billions of Yen
                                                                                                       ---------------
                                                    Fiscal Year Ended                    Period Beginning May 28, 1999
                                                    March 31, 2001                       And Ended March 31, 2000
                                                    --------------                       ------------------------
Operating Revenues                                       1,355.5                                  1,075.3
Operating Expenses                                       1,265.1                                    945.7
Operating Income                                            90.3                                    129.5
Non-Operating Income                                        (8.7)                                    (1.8)
Recurring Profit                                            81.6                                    127.7
Extraordinary Profit                                         ---                                     16.8
Extraordinary Loss                                           9.0                                     18.1
Income before Taxes                                         72.5                                    126.4
Income Taxes                                                30.2                                     53.6
Net Income                                                  42.2                                     72.8

Note: Fractions are rounded down. The cumulative effect of the change in accounting principles for liability for indemnities (Yen 9 billion) is indecated as a one-time expense at the beginning of the interim period.

         PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS
                   (Based on Japanese accounting principles)

                                                               Billions of Yen
                                                               ---------------
                                                             Fiscal Year Ended
                                                             March 31, 2001
Unappropriated Retained Earnings for the Year                          *58.0               Net Income                    42.2
Reversal of Special Depreciation Reserve                                 0.1               Unappropriated Retained
     Legal Earned Reserve                                                3.7               Earnings Brought Foward (+)   15.8
     Cash Dividends                                                     37.0               -----------------------------------
     Bonuses to Directors and Corporate Auditors                          28 (million yen) * Unappropriate Retained
     Special Depreciation Reserve                                        0.6                 Earnings for the year       58.0
Total of Appropriation of Unappropriated Retained                       41.3
Earnings
Profits Brought Forward                                                 16.8

Note: Fractions are rounded down.

               PROJECTION FOR FISCAL YEAR ENDING MARCH 31, 2002
                   (Based on Japanese accounting principles)

                                           Billions of Yen
                                           ---------------

   Operating Revenues                         1,393.0
   Operating Income                              62.0
   Recurring Profit                              54.0
   Net Income                                    30.0

Note: Fractions are rounded down.

            BREAKDOWN OF OPERATING REVENUES AND OPERATING EXPENSES
                   (Based on Japanese accounting principles)


                                                                                                             Billions of Yen
                                                                                                             ---------------
                                                                      Fiscal Year Ended               Period Beginning May 28, 1999
                                                                      March 31, 2001                  And Ended March 31, 2000
                                                                      --------------                  ------------------------
OPERATING REVENUES

Voice Transmission Services                                                  756.9                                     656.3
      Major Item:
      Telephone Services Revenues                                            489.0                                     484.4
Data Transmission Services Revenues                                          253.6                                     158.4
      Major Items:
      Open Computer Network Services Revenues                                 74.3                                      33.6
      Frame-Relay Services Revenues                                           61.9                                      36.4
      Packet-Exchange Services Revenues                                       89.8                                      72.5
Leased-Circuit Services Revenues                                             229.5                                     184.3
      Major Items:
      Conventional Leased-Circuit Services Revenues                           37.6                                      33.5
      High-Speed Digital Circuits Services Revenues                          101.5                                      82.5
Other Telecommunications Services Revenues                                     5.2                                       2.8
Related Business Revenues                                                    110.2                                      73.3
Total                                                                      1,355.5                                   1,075.3


OPERATING EXPENSES

Personnel                                                                     84.7                                      59.9
Cost of Supplies                                                             556.3                                     349.3
Depreciation                                                                 119.1                                      92.5
Retirement of Fixed Assets                                                    16.3                                      11.5
Communication Network Charges                                                476.9                                     422.9
Miscellaneous Taxes                                                           11.6                                       9.5
Total                                                                      1,265.1                                     945.7

Reference:
Non-Operating Expenses                                                        42.1                                      21.1
Major Item:
Financial Expenses                                                            26.9                                      10.2

   Note: Fractions are rounded down.

                                 BALANCE SHEET
                   (Based on Japanese accounting principles)


                                                                                                                   Billions of Yen
                                                                                                                   ---------------
                                                                                                      Increase        % Increase
                                                          March 31, 2001      March 31, 2000         (Decrease)       (Decrease)
                                                          --------------      --------------          --------        ----------
ASSETS

Fixed Assets                                                   1551.6               963.2              588.4              61.1
Current Assets                                                  594.6               457.6              137.0              29.9
Total Assets                                                  2,146.3             1,420.8              725.4              51.1

LIABILITIES

Long-Term Liabilities                                           743.9               472.0              271.8              57.6
Current Liabilities                                             621.7               430.6              191.0              44.4
Total Liabilities                                             1,365.6               902.7              462.8              51.3
     Major Item:
     Interest-Bearing Liabilities                               948.6               478.1              470.4              98.4

SHAREHOLDERS' EQUITY                                            780.6               518.1              262.5              50.7

TOTAL OF LIABILITIES AND SHAREHOLDERS' EQUITY                 2,146.3             1,420.8              725.4              51.1

Note: Fractions are rounded down.


                                  CASH FLOWS
                   (Based on Japanese accounting principles)

                                                                                                          Billions of Yen
                                                                                                          ---------------
                                                             Fiscal Year Ended                            Nine Months Ended
                                                             March 31, 2001                               March 31, 2000
                                                             --------------                               --------------
Cash Flows from Operating Activities                                   140.1                                       180.4
Cash Flows from Investing Activities                                  (907.7)                                     (132.8)
Cash Flows from Financing Activities                                   688.5                                        63.6
Cash and Cash Equivalents at end of year                                40.4                                       112.3

Reference

1.   Number of Employees

                                                                                            Increase                 % Increase
                                         March 31, 2001            March 31, 2000          (Decrease)                (Decrease)
                                         --------------            --------------          ----------                ----------
                                               7,250                     7,050                   200                      2.8

2.   Capital Expenditures

                                                                                                   Billions of Yen
                                                                                                   ---------------
                                                   Fiscal Year Ended                          Period Beginning May 28, 1999
                                                   March 31, 2001                             And Ended March 31, 2000
                                                   --------------                             ------------------------
                                                         167.6                                                 78.3